MUFG Securities EMEA Plc – SBS
Amendments to Form SBSE A/A – October 2025

Updated both Schedule B Section II – Item 14 Record: 1 and Schedule B Section II – Item 15 Record: 1 with the name, address and nature of the arrangement, to reflect the change of the parent company from Mitsubishi UFJ Securities Holding Co. Ltd. as the sole shareholder to MUFG Bank, Ltd. as the sole shareholder.